January 12, 2012

Via EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Riedler:

Re:     Genufood Energy Enzymes Corp. (the “Company”)
           Registration Statement on Form S-1
           Filed November 7, 2011
           File No. 333-171784

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.

In your next amendment, please update your financial statements as required by Rule 8-08 of Regulation S-X.

ANSWER:  Our financial statements have been updated as required by Rule 8-08 of Regulation S-X.  In addition, our financial disclosure has been updated throughout the Form S-1.

Summary, page 5

2.

We note your revised disclosure regarding your revenues earned to date and your marketing and exporting efforts.  In addition to your statement that you “have recently begun to market and export a limited number of [your] enzyme products,” please clarify the specific time period over which these activities have taken place and the geographic markets to which you have begun marketing and exporting your products.  In addition, here and on page 25 where you state that you “plan to begin to fully market and distribute” your products, please clarify what marketing efforts you have undertaken thus far, and how you have distributed the products that resulted in revenue from sales to date.

ANSWER:  We have made the requested revisions to the summary section as well as added the following to page 25:

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To date, we have taken the following steps to market our products.

Singapore Market – ProAnilax (Animal Consumption):

Our Sole Marketing Agent in Singapore, Access Management Consulting and Marketing Pte.  Ltd. (“AMCM”) has sourced an interested party, Yahgo Holdings Pte. Ltd., who wishes to be the ProCellax Sole Country Distributor for Singapore.  However, after we conducted an internal review and understanding of Singapore consumers’ behaviors and buying habits of health supplement products, we determined that it would be more beneficial for us to distribute our products through a pharmaceutical chain store network.  Therefore, AMCM recommended that Guardian Pharmacy, the leading retail chain store in Singapore, with 150 outlets to be our distributor and that we should open up a branch office to service Guardian Pharmacy.  We are currently in discussion with Guardian Pharmacy to reach a distribution agreement.

Once we have registered our Branch Office with the relevant Singapore Authorities, we will apply for an import license from the Agri-Food & Veterinary Authority of Singapore and commence exporting ProAnilax into Singapore.  We believe that marketing and distribution will start sometime in middle of 2012.  We intend to employ a local Singaporean as a Salesman to manage this portfolio covering all other target markets where we do not have a Sole Country Distributor for ProAnilax.

Sri Lanka Market – ProCellax (Human Consumption):

AMCM has sourced and introduced A. Baurs & Co Ltd (a public company listed on the Sri Lanka Stock Exchange) to be the ProCellax Sole Country Distributor for Sri Lanka.  They have submitted the ProCellax range of enzyme products for Product Registration in Sri Lanka and are now waiting for a final Product Classification from the Cosmetic, Devices and Drugs Authority.  We believe that exports to Sri Lanka will occur sometime after middle of 2012.

Sri Lanka Market – ProAnilax (Animal Consumption):

AMCM has sourced and introduced CIC Holdings PLC (“CIC”) (a public company listed on the Sri Lanka Stock Exchange) to be the ProAnilax Sole Country Distributor for Sri Lanka.  A sample of ProAnilax has been given to CIC and shortly they will be submitting ProAnilax to the relevant authority for Product Registration.  We expect that exports will commence once approval sought, which should take approximately 6 months or so.

Other ProCellax Markets – Malaysia, Thailand, China, Macau and Hong Kong:

We will commence Product Registration for ProCellax in these markets sometime after the middle of 2012.  Therefore, we expect export to these markets will commence sometime in 2013.

3.

We note your revisions to the legend on page 25 in response to our prior comment one.  If you do not intend to sell a particular product, you should not describe it, nor should you include its image.  Please revise the legend as necessary to make clear that the products displayed are either products that you sell or intend to sell.  In addition, for each of the products displayed on pages 26 through 37, please clearly indicate which products you currently sell and which you do not and which products have earned revenues and which have not.

ANSWER:  We have made the requested revisions.

Summary Financial Information, page 8

4.

Please refer to prior comment five.  Please correct the amounts shown for net loss to agree to the corresponding amounts on your statement of operations.

ANSWER:  We have revised the amounts.

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Risk Factors, page 8

We lack an operating history and have not generated significant revenues… page 9

5.

Please revise the heading and second sentence of this risk factor to state that you have only a limited operating history to date.  Your statements about the company’s “lack” of an operating history and “no operating history” do not appear to be accurate.

ANSWER:  We have revised the risk factor and it now reads as follows:

WE ONLY HAVE LIMITED OPERATIONS AND WE HAVE NOT GENERATED SIGNIFICANT REVENUES OR PROFITS TO DATE.  THERE IS NO ASSURANCE OUR FUTURE OPERATIONS WILL RESULT IN PROFITABLE REVENUES.  IF WE CANNOT GENERATE SUFFICIENT REVENUES TO OPERATE PROFITABLY, WE MAY HAVE TO CEASE OPERATIONS

We were incorporated on June 21, 2010.  We have just started our proposed business operations and have only realized minimal revenues.  We only have limited operations upon which an evaluation of our future success or failure can be made.  Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to earn profit by developing and marketing enzyme products.  We cannot guarantee that we will be successful in generating significant revenues and profit in the future.  Failure to generate significant revenues and profit will cause us to suspend or cease operations.

6.

Please refer to your response to prior comment six.  We continue to believe that you should revise your disclosure to include a risk factor that discusses your lack of internal personnel capable of preparing U.S. GAAP financial statements.  Also, disclose that the Company engages Albeck Financial to prepare and assist with all accounting and financial reporting responsibilities.  In this disclosure include a description of the experience and qualifications of this firm regarding the preparation of U.S. GAAP financial statements.

ANSWER:  We have added the following risk factor:

OUR SOLE OFFICER AND TWO DIRECTORS HAVE NO FORMAL TRAINING IN FINANCIAL ACCOUNTING AND THEY ARE NOT CAPABLE OF PREPARING U.S. GAAP FINANCIAL STATEMENTS AND THEREFORE ARE REQUIRED TO HIRE ADDITIONAL EXPERIENCED PERSONNEL TO ASSIST US WITH THE PREPARATION THEREOF.

Because our sole officer and two directors have no formal training in financial accounting or preparing U.S. GAAP Financial Statements, they will be required to hire additional experienced personnel to assist us with the preparation thereof.  In the event that we are unable to engage experienced personnel to prepare the financial statements according to U.S. GAAP, we may not be able to provide effective disclosure and accounting controls to comply with applicable laws and regulations which could result in fines, penalties or assessments against us.

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Our sole officer and two directors Messrs. Lin and Hsu have entered into several agreements…,

7.

We note your addition of this risk factor in response to our prior comment seven.  Please expand the risk factor to:

·

Specify the agreements entered into by the company with entities controlled by Messrs. Lin and Hsu; and

·

clarify that the conflicts of interest arising from these agreements existed at the time the agreements were entered into.

ANSWER:  We have revised the risk factor and it now reads as follows:

OUR SOLE OFFICER AND TWO DIRECTORS MESSRS. LIN AND HSU HAVE ENTERED INTO SEVERAL AGREEMENTS ENCOMPASSING THE MAJORITY OF OUR COMPANY’S OPERATIONS WITH ENTITIES CONTROLLED BY MESSRS. LIN AND HSU.

Our sole officer and two directors Messrs. Lin and Hsu have entered into several agreements encompassing the majority of our company’s operations with entities that they control.  Mr. Lin (through entities that he controls) has entered into the following agreements:  Sole Marketing Agent Agreement dated September 21, 2010; Manager Consulting Service Agreement dated July 6, 2010 and Securities Placement Agent Service Agreement dated July 6, 2010.  Mr. Hsu (through entities that he controls) has entered into the following agreements: Sole Distributorship Agreement (General Outlet - Human Consumption) and Private Placement both dated October 11, 2010.  Because of that, there are no independent directors to approve the terms of the agreements, and that the agreements may not be as favorable to shareholders as agreements that would have been negotiated with non-affiliated entities.  No conflicts exist arising from any of the agreements as the nature of the services provided and/or business of these entities is different from our business.

Our two directors have other business interests…, page 11

8.

We note your addition of this risk factor in response to our prior comment eight.  Please expand the risk factor to disclose the nature of the business conducted by Taiwan Cell Energy Enzymes Corp. and whether such business could compete with your company.

ANSWER:  We have added the following to the risk factor:

Taiwan Cell Energy Enzymes Corp.'s main business is to market and distribute ProCellax range of enzyme products in Taiwan acting in the capacity as the Sole Country Distributor.  They are not selling any other enzyme products, and therefore, there is no conflict of interest or competition with our business.

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Revenues, page 44

9.

Please expand your disclosure here to identify the geographic location of your sales and any significant customers that contributed to the sales you disclose.

ANSWER:  We have added the following disclosure:

All of these revenues were generated in Taiwan through our Sole Country Distributor, Taiwan Cell Energy Enzymes Corp.

Financial Statements for the Fiscal Year Ended September 30, 2010

Notes to Financial Statements

Income Taxes, page F-7

10.

Please refer to prior comment 22.  As previously requested, please correct your disclosure in the next to last paragraph to state that the effective tax rate for fiscal 2010 was zero, consistent with other disclosure in this footnote.

ANSWER:  We have eliminated this inconsistency.

Note 7—Common Stock, page F-21

11.

Please refer to your response to prior comment 23.  Your disclosure on pages 3 and 7 states that you determined the offering price by considering, among other factors, a business valuation that was conducted by our management, ” and your disclosure on page 14 states that the offering price was determined based on your business risks, prevailing market conditions, future prospects and capital structure.  However, your disclosure on page 14 also states that the “offering price and other terms and conditions relative to our shares have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value.”  These disclosures appear to be inconsistent.  Please revise your disclosure throughout the filing to conform to the assertions in your response, which indicates that your offering price was arbitrarily determined, and eliminate all inconsistent disclosure.  For example, remove the reference on pages 3 and 7 to your consideration of a business valuation conducted by management and your statement on page 14 that the initial offering price was determined based on your business risks, prevailing market conditions, future prospects and capital structure.  Also, disclose the methods and key assumptions in the expert third party valuation report that you used to determine the $0.01 per share for shares issued from October 15, 2010 through August 17, 2011.

ANSWER:  We have revised our disclosure throughout to state:

“The offering price has been arbitrarily determined by us and does not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value.”

In addition, we have added the following disclosure to our footnote related to valuing share issuances to our distributor TCEEC:

“The Company considered a third party valuation report to assist with valuing the underlying share issuances associated with the Sole Distributorship Agreement using the weighted discounted cash flow method and discounted market multiple method.  The following values represent assumptions and key inputs to this model:

1.

Risk adjusted discount rate – 18.77%

2.

Long-Term growth rate – 12.30%

3.

Discount for lack of marketability – 53.14%

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Unaudited Financial Statements for the Nine Months Ended September 30, 2011

Notes to Unaudited Financial Statements

Note 8—Related Party Transactions, page F-22

12.

Consistent with your response to prior comment 25, please revise your disclosure to state that $50,000 of offering costs were paid in common stock and $200,000 of offering costs were paid in cash.  In addition, revise the related captions in your consolidated statements of stockholders’ equity (deficit), accordingly.

ANSWER:  We have revised our disclosure to read:

“The CEO of the Company is the managing director of a consulting company, who provides consulting services for the Company.  In January 2011, the Company converted $50,000 owed to this consulting company into 50,000,000 shares of the Company’s common stock at the price of $0.001 per share.  The $50,000 was recorded as an offering cost when owed due to the cost being directly related to the stock offering.  The Company issued this consulting company an additional 150,000,000 shares valued at $150,000 also recorded as offering costs.  From inception through September 30, 2011, the Company issued the aforementioned 200,000,000 shares recorded at $200,000 and paid total cash of $345,000 for offering costs.”

In addition to this revision to the disclosure we have indicated on the Statement of Stockholders’ equity (deficit) the amounts paid in cash and with common stock.

Please contact the writer if you have any further questions.

Yours truly,

GENUFOOD ENERGY ENZYMES CORP.

Per: /s/ Yi Lung Lin

Yi Lung Lin

President & C.E.O.

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